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                                                              Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                                            Year Ended December 31,
                                 1994       1993(*)   1992    1991     1990
Fixed charges:
  Interest expense             $  732     $   755  $   845 $   818  $   855
  Rental expense                  190         201      213     211      196
    Total fixed charges
       before capitalized
       interest                   922         956    1,058   1,029    1,051
  Capitalized interest              2           5       17       3        -
    Total fixed charges        $  924     $   961  $ 1,075 $ 1,032  $ 1,051

Earnings available for fixed
  charges:
    Income before income
      taxes                    $ 1,602    $  (227) $   171  $  963  $ 1,103
  Less undistributed
      income in minority
      owned companies             (54)        (51)     (52)    (70)     (60)
  Add fixed charges before
      capitalized interest         922         956    1,058   1,029    1,051
  Total earnings available
      for fixed charges       $  2,470     $   678  $ 1,177 $ 1,922  $ 2,094

Ratio of earnings to
  fixed charges (1)(2)            2.67        0.71     1.09    1.86     1.99


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. The discontinued operations consist of Xerox' real estate development and related financing operations, third-party financing and leasing businesses, and other financial services businesses.


(33)

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                                                              Exhibit 12(b)
                                                                   (Cont'd)


(2) Xerox' ratio of earnings to fixed charges includes the effect of the Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.

(*) 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.

(34)